NANNACO, Inc.
                        4906 Point Fosdick Dr., Suite 102
                              Gig Harbor, WA 98335


                                December 21, 2004

Jennifer Hardy, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Mail Stop 4-4
Washingt on, D.C. 20549-0404

         Re:      Nannaco, Inc. (the "Registrant")
                  Preliminary Information Statement on Schedule 14C File No. 000-50672

Dear Ms. Hardy:

In accordance with your comments in your letter to Nannaco, Inc., dated December 17, 2004 and in connection with the response letter, dated December 21, 2004, submitted by The Otto Law Group, PLLC, on behalf of the Registrant, please accept this letter as Registrant's stated acknowledgement of the following:

1. Registrant hereby acknowledges that that it is responsible for the adequacy and accuracy of the disclosure in the filing(s);

2. Registrant further acknowledges that staff comments or changes to the disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and


3. Additionally, Registrant acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Nannaco, Inc.

By: /s/ Steve Careaga
    ------------------------------
    Name: Steve Careaga
    Title: Director, President